SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. __)






                            FPB FINANCIAL CORP.
______________________________________________________________________________
                             (Name of Issuer)



                   Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                      (Title of Class of Securities)



                                302549 10 0
______________________________________________________________________________
                              (CUSIP Number)



                            February 24, 2002
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]     Rule 13d-1(b)
     [X]     Rule 13d-1(c)
     [ ]     Rule 13d-1(d)


                              Page 1 of 5 Pages

CUSIP NO. 302549 10 0                                        Page 2 of 5 Pages


______________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Fritz W. Anderson, II
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
______________________________________________________________________________
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     15,563
______________________________________________________________________________
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     2,000
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     12,912
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     2,000
______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,563
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         [x]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     IN
______________________________________________________________________________

CUSIP NO. 302549 10 0                                        Page 3 of 5 Pages


Item 1(a) Name of Issuer:

          FPB Financial Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

          300 West Morris Avenue
          Hammond, Louisiana 70403

Item 2(a) Name of Person Filing:

          Fritz W. Anderson, II. Mr. Anderson is the President and Chief Executive Officer of the Issuer and a director of the Issuer.

Item 2(b) Address of Principal Business Office or, if None, Residence:

          FPB Financial Corp.
          300 West Morris Avenue
          Hammond, Louisiana 70403

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          302549 10 0

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

          17,563

          (b)  Percent of class: 5.3%

CUSIP NO. 302549 10 0                                        Page 4 of 5 Pages

          (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote       15,563
          (ii)  Shared power to vote or to direct the vote      2,000
          (iii) Sole power to dispose or to direct the disposition of  12,912
          (iv)  Shared power to dispose or to direct the disposition of  2,000

          Excludes the unallocated shares held by the Issuer's Employee Stock Ownership Plan ("ESOP"), of which Mr. Anderson is one of three trustees. Also excludes the unvested options Mr. Anderson was awarded which are not exercisable within the next 60 days. The 15,563 shares as to which Mr. Anderson has sole voting power include 3,314 shares that may be received upon exercise of stock options which are either currently exercisable or exercisable within the next 60 days, 2,651 restricted shares that have not yet vested under the Issuer's Recognition and Retention Plan, and 935 shares allocated to Mr. Anderson's account under the ESOP as of December 31, 2000. The ESOP allocation to Mr. Anderson for 2001 has not yet been determined. Mr. Anderson does not have dispositive power over the 2,651 unvested restricted shares. The 2,000 shares as to which Mr. Anderson has shared voting and dispositive power consist of 1,000 shares owned by his spouse and 1,000 shares held by two children.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since Mr. Anderson owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since Mr. Anderson is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since Mr. Anderson is not a member of a group.

CUSIP NO. 302549 10 0                                        Page 5 of 5 Pages



Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 28, 2002                  By:   /s/ Fritz W. Anderson, II
                                      ____________________________
                                         Fritz W. Anderson, II